Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center

2 Queens Road, Central

Hong Kong

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, Level 81

International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

United States

October 24, 2016

VIA EDGAR

Mr. J. Nolan McWilliams

Ms. Julie Griffith

Mr. Patrick Kuhn

Ms. Claire Erlanger

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549
U.S.A.

Re:                             ZTO Express (Cayman) Inc.
Registration Statement on Form F-1 (File No.: 333-213882)

Ladies and Gentlemen:

We hereby join ZTO Express (Cayman) Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4 p.m., Eastern Time, on October 26, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 9,802 copies of the Company’s preliminary prospectus dated October 14, 2016 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Daniel Wetstein

Name:	Daniel Wetstein

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ James Wang

Name:	James Wang

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By:	/s/ Jason Lam

Name:	Jason Lam

Title:	Head of IBD and President

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Catherine Cai

Name:	Catherine Cai

Title:	Chairman and Head of China Investment Banking

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Santiago Gilfond

Name:	Santiago Gilfond

Title:	Managing Director

[Signature Page to Acceleration Request (Underwriters)]

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Eugene Y. Sohn

Name:	Eugene Y. Sohn

Title:	Executive Director

[Signature Page to Acceleration Request (Underwriters)]